[GRAPHIC OMITTED]                             Mellon HBV Alternative Strategies

30th October 2006

By fax and registered mail
ASM International N.V.
Attn. Management Board and Supervisory Board
Jan van Eycklaan 10
3723 BC BILTHOVEN
The Netherlands

Dear Sirs,

On 19 October 2006, you published a press release and proxy materials for the extra-ordinary general meeting of shareholders of November 27 next.

AMENDMENT ARTICLES OF ASSOCIATION
We strongly oppose the amendment to the Articles of Association in the form proposed by you in the proxy materials. This proposal does not comply with your commitment stated during the AGM of 18 May 2006, to adapt the Articles in accordance with the Dutch Corporate Governance Code ("TABAKSBLAT CODE").
At that meeting, our Dutch legal counsel asked (translated):

         "MR. VAN DER KORST:
         Excuse me Mr. Chairman, two questions, to verify whether my understanding is correct. You state that `the amendment of the Articles of Association will entail that these will be made Tabaksblat Code-compliant' on the issues of dismissal, and for the avoidance of doubt: dismissal and appointment of members of the Supervisory Board and of the Management Board"?
         CHAIRMAN [Mr. Van den Hoek]:
         Yes, and members of the Supervisory Board yes.
         And the details we do not know yet, there are various ways, we want to discuss these with our advisers".

The discussion and your commitment to make the Articles Tabaksblat Code-compliant resulted from the opposition by the shareholders' meeting against the present closed character of ASMI, and your apparent concern in this context that the shareholders' meeting might not grant you discharge.

As you will be aware, the Tabaksblat Code states:

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         "The general meeting of shareholders of a company not having statutory two tier status (structuurregime) may pass a resolution to cancel the binding nature of a nomination for the appointment of a member of the management board or of the supervisory board and/or a resolution to dismiss a member of the management board or of the supervisory board by AN ABSOLUTE MAJORITY OF THE VOTES CAST. It may be provided that this majority should represent a given proportion of the issued capital, WHICH PROPORTION MAY NOT EXCEED ONE-THIRD. If this proportion of the capital is not represented at the meeting, but an absolute majority of the votes cast is in favour of a resolution to cancel the binding nature of a nomination, or to dismiss a board member, a new meeting may be convened at which a resolution may be passed BY AN ABSOLUTE MAJORITY OF THE VOTES CAST, REGARDLESS OF THE PROPORTION OF THE CAPITAL REPRESENTED AT THE MEETING." (best practice provision IV.1.1).

The explanatory notes of this Code contain the following text:

         "Regardless of the procedures in the Articles of Association, the rule applies that if an absolute majority of the votes cast supports the decision to cancel the binding nature of a nomination for the appointment or for the dismissal, but without the required representation of a proportion of the issued capital, THIS DECISION COULD HOWEVER BE TAKEN IN A SECOND MEETING WITH AN ABSOLUTE MAJORITY OF THE VOTES CAST, WITHOUT THE QUORUM REQUIREMENT."

According to your proposed amendment, the shareholders' meeting could only initiate and effect appointments and dismiss members of either board with a majority representing MORE THAN 50% OF THE ISSUED CAPITAL. Moreover, according to this proposal you exclude the possibility of a second shareholders' meeting in case this majority requirement is not met, despite the fact that such second meeting is vested both in Dutch corporate law (section 2:120 ss. 3 Dutch Civil
Code) and in the Tabaksblat Code.
As a result, your proposal deviates from the Tabaksblat Code on two essential issues, i.e. a majority requirement of 50% of the issued shares instead of a majority of the votes cast, and leaving out the "FALL BACK" of a second meeting without a qualified majority or quorum requirement.

You justify these deviations from the Tabaksblat Code, breaching your clear commitment of 18 May, by stating that

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         "It would not be in the interest of the Company and its stakeholders if shareholders representing a minority of the Company's shareholders should have the right to dismiss Supervisory and Managing Directors and [that you believe] that the revised procedure as proposed, in light of the market capitalization and other specific circumstances of the Company, provides for a fair balance of the interests of all stakeholders".

This is a false statement. The only stakeholder that benefits from this deviation is the Del Prado family, i.e. Mr. Del Prado Senior and Mr. Del Prado Junior (both members of the Management Board) and the Del Prado family together holding approximately 23% of the shares. Given their position and their shareholding, the proposed amendment of the Articles of Association does not improve the influence of the shareholders' meeting regarding appointment and dismissal of board members, as is contemplated by the relevant principles and best practice provisions of the Tabaksblat Code.
In our view, a company where shareholders do not have the possibility to appoint and dismiss board members in accordance with these principles and best practice provisions is not qualified to be the custodian of a single investment of (euro) 850,000,000 (i.e. your 54% investment in ASM PT).

We therefore herewith request you to adapt the proposed amendment in order to make it compliant with the above quoted provisions of the Tabaksblat Code - as committed by you during the AGM -, duly within such time in order to effectuate such amendment during the EGM of 27 November 2006.
We will gladly discuss this with you. If you however refuse to adapt the proposed amendment we will consider taking the appropriate (legal) measures, including the filing of a request with the Enterprise Chamber for an enquiry procedure.

COMPANY POSITION REGARDING THE MOTION TO SPLIT
In your press release it is stated that you "STRONGLY DISAGREE" with this motion and unanimously recommend that shareholders vote against this motion.
You thereto list four reasons, of which items 1, 2 and 4 factually boil down to the same, i.e. the assumption that a combination of ASMI and ASM PT would provide for material synergetic effects for the benefit of ASMI.

The contracts between ASMl and ASM PT are listed in note 30 of the annual report of ASM PT.
These are:
a. ASM International receives annually HK$ 1,500,000 (approximately (euro) 150,000) as consultancy fee;
b. the purchase of an ASM International subsidiary by ASM PT for HK$ 466,000 (approximately (euro) 46,600);
c. a management and production agreement providing management services for a quarterly fee of HK$ 375,000 (approximately (euro) 37,500); and

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d.   trading between ASM PT and ASM  International (at arm's length) of in total
     HK$ 9,206,000 (approximately) (euro) 920,600).
These transactions cannot cover "important manufacturing and design expertise". It is also hard to comprehend how services, as described under c., in the amount of (euro) 37,500 per quarter could be critical for you reaching sustainable profitability.

Under 4 you state "accommodation of front-end and back-end operations is a competitive advantage". If this were the case, it is difficult to understand why the margins of ASMI's front-end business are so significantly below the margins of its peers, why the market does not allocate any value to the front-end business of ASMI and why so few technology focused investors are included in your shareholder base.
After having spoken with a large number of semiconductor equipment analysts from most major investment banks and various specialists within this sector, the consistent feedback from them is that there are no advantages of combining a front-end and back-end business, neither at present nor in the foreseeable future.

We therefore believe that your arguments are not genuine to the extent that they would be critical for ASM International to achieve sustainable profitability. They definitely do not justify a single investment in a public Hong Kong company worth (euro) 850,000,000.

Your argument listed under 3. ("implement the disposal of ASM PT would distract management") is unfounded. If shareholders value can be unlocked, it is a poor argument not to allocate management time and professional advice to assist you with such a project.

On the contrary, given the fact that your CEO is a member of the ASM PT board and given that ASMl apparently provides consultancy services to ASM PT, the disposal of ASM PT would unlock management time enabling the ASMl board to focus on its top priority.

In your press release and explanatory notes you state that "consistent with the advice obtained from our investment bank" you have concluded that at present any material change in your business model could be seriously detrimental to achieving your goal of "restoring the profitability of your front-end operations".
This statement does not make clear whether your advising bank subscribes to your reasons, listed above, and if so, to what extent. We therefore herewith request you to publicly disclose the key assumptions, considerations and conclusions of the advice of your advising bank timely prior to the EGM of 27 November.
We also request you to ensure that your advisers are present at the EGM to further elaborate on their findings and to answer questions in this respect.

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We look forward to receiving your reply to the above issues (revised amendment of the Articles, public disclosure of the findings of your advising bank and its presence during the EGM) ultimately on 3 November 2006 at noon (CET).

Yours faithfully,

/s/ Cor Timmermans

Cor Timmermans
Mellon HBV Alternative Strategies UK Limited



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